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UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.   20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. __)

INTERMEDIA COMMUNICATIONS INC.
(Name of Issuer)

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Common Stock, $0.01 par value
(Title of Class of Securities)

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458801107
(CUSIP NUMBER)

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Robert C. Dinerstein, Esq.
UBS AG
299 Park Avenue
New York, New York  10171
(212) 821-3000
(Name, address and telephone number of person authorized to receive notices and communications)

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May 1, 2001
(Date of Event Which Requires Filing of this Statement)


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If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. /___/

         Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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1
Names of Reporting Persons


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I.R.S. Identification Nos. of above persons (entities only).

UBS AG
98-0186363

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2
Check the Appropriate Box if a Member of a Group (See Instructions)

a  /  /
b  /  /

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3
SEC USE ONLY

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4
Source of Funds

WC

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5
Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e)

[ ]

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6
Citizenship or Place of Organization

 Switzerland

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Number of Shares Beneficially Owned by Each Reporting Person With:

         7.  Sole Voting Power              4,247,015
         8.  Shared Voting Power            445,162
         9.  Sole Dispositive Power         4,247,015
         10.  Shared Dispositive Power      445,162

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11
Aggregate Amount Beneficially Owned by Each Reporting Person

4,692,177 shares

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12
Check if the Aggregate Amount in Row (11) Excludes Certain Shares

[ ]

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13
Percent of Class Represented by Amount in Row (11)

8.12%

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14
Type of Reporting Person

BK, CO, HC

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Item 1.  Security and Issuer.

This Schedule is being filed with respect to beneficial ownership by UBS AG and certain of its affiliates of the Common Stock, $0.01 par value (the "Common Stock") of Intermedia Communications Inc. (the "Issuer"). The beneficial ownership is in the form of shares of Common Stock as well as shares of the Issuer's Series E Junior Convertible Preferred Stock (the "Series E Preferred Stock") and Series F Junior Convertible Preferred Stock (the "Series F Preferred Stock" and, collectively with the Series E Preferred Stock, the "Preferred Stock"); the shares of the Preferred Stock are convertible into shares of the Common Stock.

The principal executive offices of the Issuer are:

Intermedia Communications Inc.
3625 Queen Palm Drive
Suite 720
Tampa, Florida  33619

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Item 2.  Identity and Background.

UBS AG is a major international banking and financial firm. The addresses of UBS's principal executive offices are Bahnhofstrasse 45, 8021 Zurich, Switzerland, and Aeschenvorstadt 1, Basel, Switzerland. UBS is incorporated under the laws of Switzerland.

The executive officers and directors of UBS, and their respective nationalities and business addresses are:



                        Members of the Board of Directors
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NAME                                         NATIONALITY                ADDRESS
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
Marcel Ospel, Chairman                      Swiss                      UBS AG
                                                                       Bahnhofstrasse, 45
                                                                       8021 Zurich, Switzerland

Alberto Togni, Vice Chairman                Swiss                      UBS AG
                                                                       Bahnhofstrasse, 45
                                                                       8021 Zurich, Switzerland

Johannes A. deGier, Vice Chairman           Dutch                      UBS AG
                                                                       1 Curzon Street
                                                                       London W1J 5HB, England

Markus Kundig, Vice Chairman                Swiss                      Postfach 4463
                                                                       6304 Zug, Switzerland

Peter Bockli                                Swiss                      Bodmer & Partners
                                                                       St. Jakobs-strasse 41
                                                                       P.O. Box 2348
                                                                       4002 Basel, Switzerland




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

                        Members of the Board of Directors  (continued)
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NAME                                         NATIONALITY                ADDRESS
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
Sir Peter Davis                             British                    Group Chief Executive
                                                                       J. Sainsbury plc
                                                                       Stamford House
                                                                       Stamford Street
                                                                       London SE1 9LL, England

Eric Honegger                               Swiss                      Im Fink 11
                                                                       8800 Thalwil, Switzerland

Rolf A. Meyer                               Swiss                      Heiniweidstrasse 18
                                                                       8806 Bach, Switzerland

Hans Peter Ming                             Swiss                      Sika Finanz AG
                                                                       Wiesenstrasse 7
                                                                       8008 Zurich, Switzerland

Lawrence Allen Weinbach                     US                         Chairman, President and Chief
                                                                       Executive Officer
                                                                       UNISYS Corporation
                                                                       P.O. Box 500
                                                                       Blue Bell, PA  19424-0001, USA



                      Members of the Group Executive Board
                         (principal executive officers)

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NAME                                  NATIONALITY                         ADDRESS
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
Luqman Arnold, President              British                             UBS AG
                                                                          1 Finsbury Avenue
                                                                          London

Georges Gagnebin                      Swiss                               UBS AG
                                                                          Baerengasse 16
                                                                          Zurich

Joseph Grano                          US                                  UBS PaineWebber Inc.
                                                                          1285 Avenue of the Americas
                                                                          New York, NY 10019

Markus Granziol                       Swiss                               UBS AG
                                                                          Bahnhofstrasse 45
                                                                          8021 Zurich

Stephan Haeringer                     Swiss                               UBS AG
                                                                          Bahnhofstrasse 45
                                                                          8021 Zurich

Pierre de Weck                        Swiss                               UBS AG
                                                                          100 Liverpool Street
                                                                          London

Peter A. Wuffli                       Swiss                               Brinson Partners
                                                                          209 South LaSalle Street
                                                                          Chicago, Illinois





Neither UBS nor any of the members of the Board of Directors or executive officers listed above has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

Neither UBS nor any of the members of the Board of Directors or executive officers listed above was, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

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Item 3.  Source and Amount of Funds or Other Consideration.

The source of funds for the purchases of the Common Stock and Preferred Stock (as defined above in Item 1) was working capital of UBS AG and the affiliates that purchased the subject securities. The aggregate purchase price of such Common Stock and Preferred Stock is approximately $ 85,584,000.

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Item 4.  Purpose of Transaction.

The shares of Common Stock and Preferred Stock were acquired for investment and proprietary trading purposes and not with the purpose or effect of changing or influencing control of the Issuer. Some of the shares were acquired as part of the risk arbitrage activities of UBS and its affiliates. UBS AG and its affiliates review their respective holdings of the Issuer on an ongoing basis. Depending on such evaluations, UBS and its affiliates may from time to time in the future acquire additional shares in connection with such investment and risk arbitrage activities, but they have no present plans for any material additional acquisitions. Except as otherwise described herein, none of the reporting persons has any plans or proposals relating to or which would result in any of the transactions described in Items 4(a) - (j) of Schedule 13D.

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Item 5.  Interest in Securities of the Issuer.

UBS directly beneficially owns 4,247,015 shares of Common Stock, or 7.35% of the class outstanding. Of such shares, 1,085,010 are issuable to UBS upon conversion of 1,826,000 shares of the Series F Preferred Stock directly beneficially owned by UBS, and 403,362 are issuable to UBS upon conversion of 487,800 shares of the Series E Preferred Stock directly beneficially owned by UBS.

UBS Warburg LLC, a Delaware limited liability company that is an indirect wholly-owned subsidiary of UBS AG, directly beneficially owns 419,909 shares of Common Stock, or less than 1% of the class outstanding. UBS AG disclaims beneficial ownership of the shares of Common Stock directly beneficially owned by UBS Warburg LLC.

UBS PaineWebber Inc., a Delaware corporation that is an indirect wholly-owned subsidiary of UBS AG, directly beneficially owns 25,253 shares of Common Stock, or less than one-tenth of 1% of the class outstanding. Of such shares, 357 are issuable upon conversion of 600 shares of the Series F Preferred Stock directly beneficially owned by UBS PaineWebber Inc. UBS AG disclaims beneficial ownership of the shares of Common Stock and Series F Preferred Stock directly beneficially owned by UBS PaineWebber Inc.

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Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

To the best knowledge of UBS AG, no contracts, arrangements, understandings or relationships (legal or otherwise) exist among the persons named in Item 2 or between such persons and any other person with respect to the securities of the Issuer.

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Item 7.  Material to be Filed as Exhibits.

None.

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SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    May 10, 2001

UBS AG

By:      /s/ Robert C. Dinerstein          By: /s/ Robert B. Mills
             Robert C. Dinerstein                  Robert B. Mills
             Managing Director                     Managing Director